Exhibit 99.2

CONSENT OF QUALIFIED PERSON

PURSUANT TO SECTION 8.3 OF NATIONAL INSTRUMENT 43-101

December 18, 2009

TO:

Pediment Gold Corp.
British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Toronto Stock Exchange

Dear Sirs/Mesdames:

Re:

Pediment Gold Corp. (the “Company”)
News Release dated December 18, 2009 (the “Release”)

I, Gary H. Giroux, MASc., PEng, consent to the public filing of the technical Report Titled “Technical Report And Resource Update, San Antonio Gold Project, Baja California Sur” dated November 29, 2009 (the “Technical Report”) prepared for the Company by Melvin Allen Herdrick, MSc., PGeo., Vice-President, Exploration, Pediment Gold Corp. and G.H. Giroux, MASc., PEng, Giroux Consultants Ltd.

I consent to the publication of extracts from, or a summary of, the Technical Report in the Release.

I confirm that I have read the Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Yours truly,

Signature of Expert

(signed) “Gary H. Giroux”

Gary H. Giroux, MASc., PEng

“Gary H. Giroux, MASc, PEng.” (Professional Seal)
Gary H. Giroux, MASc., PEng